CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2009

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2009	March 31, 2009
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$2,795,123	$2,971,352
Amounts receivable and prepaid expenses	160,953	266,454
Availiable-for-sale securities (note 4)	26,001	–
Balance due from related parties (note 8)	41,193	134,815
	3,023,270	3,372,621

Equipment (note 5)	48,534	54,091
Mineral property interests (note 6)	3	4

	$3,071,807	$3,426,716

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$54,916	$33,339
Balance due to a related party (note 8)	12,156	–
	67,072	33,339

Shareholders' equity
Share capital (note 7)	31,247,065	31,247,065
Contributed surplus (note 7(e))	1,746,899	1,713,992
Deficit	(29,989,229)	(29,567,680)
	3,004,735	3,393,377

Nature and continuance of operations (note 1)
Commitments (note 7(b))

	$3,071,807	$3,426,716

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
	2009	2008

Expenses
Amortization	$5,557	$4,353
Conference and travel	5,624	18,130
Exploration (schedule)	196,170	1,264,466
Legal, accounting, and audit	5,762	7,947
Management and consulting	–	12,036
Office and administration	41,268	54,548
Salaries and benefits	106,186	76,060
Shareholder communication	18,166	61,217
Stock-based compensation (note (7)(c))	32,907	–
Trust and filing	834	1,470
	412,474	1,500,227

Other items
Foreign exchange loss	12,730	4,894
Interest income and other	(3,655)	(35,952)
	9,075	(31,058)

Loss and comprehensive loss for the period	$421,549	$1,469,169

Basic and diluted loss per share	$0.01	$0.02

Weighted average number
of common shares outstanding	72,739,473	67,739,473

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Three months ended			Year ended
		June 30, 2009	March 31, 2009
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	72,739,473	$31,247,065	67,739,473	$30,747,065
Private placement at $0.10 per share (note 7(b))	–	–	5,000,000	500,000
Balance at end of the period	72,739,473	$31,247,065	72,739,473	$31,247,065

Contributed surplus
Balance at beginning of the period		$1,713,992		$1,469,931
Stock-based compensation		32,907		244,061
Balance at end of the period		$1,746,899		$1,713,992

Deficit
Balance at beginning of the period		$(29,567,680)		$(24,458,520)
Loss and comprehensive loss for the period		(421,549)		(5,109,160)
Balance at end of the period		$(29,989,229)		$(29,567,680)

Total Shareholders' Equity		$3,004,735		$3,393,377

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
Cash provided by (used in)	2009	2008

Operating activities
Loss for the period	$(421,549)	$(1,469,169)
Items not involving cash
Amortization	5,557	4,353
Stock-based compensation	32,907	–
Common shares received included in exploration expenses (note 4(a))	(26,000)	–
Changes in non-cash working capital items:
Amounts receivable and prepaids	105,501	(108,846)
Balances receivable from and payable to related parties	105,778	165,664
Accounts payable and accrued liabilities	21,577	107,096
Cash used in operating activities	(176,229)	(1,300,902)

Investing activities
Purchase of equipment	–	(74,097)
Cash used in investing activities	–	(74,097)

Increase (decrease) in cash and equivalents	(176,229)	(1,374,999)

Cash and equivalents, beginning of period	2,971,352	7,713,995

Cash and equivalents, end of period	$2,795,123	$6,338,996
	–
Components of cash and equivalents are as follows:
Cash	$266,058	$412,051
Commercial paper	–	943,655
Treasury bills	2,529,065	4,983,290
	$2,795,123	$6,338,996

Supplementary cash flow information:

Interest paid	$–	$–
Interest received	$3,655	$36,594
Income taxes paid	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

British Columbia, Canada Properties	Three months ended June 30
	2009	2008

Assays and analysis	$20,451	$54,024
Drilling	–	28,000
Engineering	–	6,245
Equipment rental	1,196	38,635
Environmental	6,835	4,576
Freight	284	1,963
Geological	69,917	818,114
Graphics	2,795	12,492
Helicopter	–	75,158
Property fees and assessments	70,608	18,410
Site activities	8,926	146,328
Socioeconomic	13,298	2,730
Travel and accommodation	1,860	57,791
Incurred during period	196,170	1,264,466
Cumulative expenditures, beginning of period	17,449,574	17,449,574
Cumulative expenditures, end of period	$17,645,744	$18,714,040

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the three months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2010.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2008, which are available on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

All material intercompany balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	AVAILABLE-FOR-SALE SECURITIES

As at June 30, 2009, the Company held the following available-for-sale financial assets:

a)

100,000 common shares of Serengeti Resources Inc. ("Serengeti"), a Canadian public company listed on the TSX Venture Exchange ("TSX-V"). The Company has recorded the shares of Serengeti at their estimated fair market value of $26,000. The Company estimates fair market value of these available-for-sale securities using quoted market price of the securities at period end. Unrealized gains and losses due to period end revaluations to fair market value are recorded as other comprehensive income or loss. As at June 30, 2009, unrealized gain or loss on these securities was $nil.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

b)

250,000 common shares of Tulox Resources Inc ("Tulox"), an inactive British Columbia company. Pursuant to the Tulox property option agreement, the Company received these securities, and other consideration, for granting Tulox an option to earn a mineral property interest in the Tulox property (note 6(a)(i)). Available-for-sale equity instruments that do not have a quoted market price in an active market are recorded at cost. In a non-cash transaction, cost is determined with reference to the consideration given. The Company has concluded that the value of option to earn interest in Tulox property can not be reliably measured. Therefore, the Company has recorded these securities at a nominal value of $1.

As at March 31, 2009, there were no available-for-sale securities held by the Company.

5.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
June 30, 2009
Site equipment	$44,057	$15,788	$28,269
Computers	30,607	10,342	20,265
Total	$74,664	$26,130	$48,534

March 31, 2009
Site equipment	$44,057	$12,526	$31,531
Computers	30,607	8,047	22,560
Total	$74,664	$20,573	$54,091

6.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interests in royalties, in currently non-producing properties, at a nominal value:

	June 30	March 31
	2009	2009
British Columbia, Canada
Iskut (note (6)(a)(iv))	$–	$1
Witch (note (6)(a)(ix))	1	1
Other
Ana, Yukon Territory (note (6)(b))	1	1
Mann Lake, Saskatchewan (note (6)(b))	1	1
Total	$3	$4

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)	British Columbia, Canada

	(i)	Tulox Property

The Tulox property (the "Property") is located in the Cariboo region of British Columbia and was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,600,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the Property. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the Property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

During the period ended June 30, 2009, pursuant to the Tulox property agreement, the Company received 250,000 common shares of Tulox Resources Inc. (note 5(b)), which the Company recorded at a nominal value of $1.

	(ii)	Pond Property

Effective August 1, 2008, the Company entered into an agreement with a private arm's-length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% NSR, which the Company may acquire for $2,000,000. Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property, prior to August 2012.

The Pond agreement was terminated subsequent to June 30, 2009.

	(iii)	Bodine Property

In November 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"). The Bodine property is located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia. At June 30, 2009, the Bodine Property covered approximately 220 square kilometers.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

Effective June 5, 2009, the Company reached an agreement (the "Falkirk Agreement") with Falkirk Resources Corp. ("Falkirk") pursuant to which Falkirk has the right to earn a 50% interest in the Big Time property by (a) issuing 200,000 shares to Amarc and (b) funding $900,000 in exploration expenditures on or before December 31, 2009. Amarc will act as the operator. On exercise of the option by Falkirk, the two parties will enter into a joint venture agreement. The Falkirk Agreement is subject to the underlying Bodine Property Agreement.

(iv)        Iskut Properties

The Company previously registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern British Columbia in 2005 and 2006. These properties comprised the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The AA Agreement with an arm's length party, whereby the Company retained a 1.5% net smelter royalty interest in the AA property, has lapsed.

(v)         Sitlika Properties

The Company acquired by staking 100% interests in several mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometers southwest of Williams Lake. As of June 30, 2009, these properties included the Aspira, Huge East, Megamine, and Polymet claims.

(vi)        Pinchi Properties

As at June 30, 2009, the Company held a 100% interest in approximately 10 square kilometers of mineral claims located in Omineca Mining Division of British Columbia.

(vii)       Carbonate Zinc Properties

As at June 30, 2009, the Company held a 100% interest in mineral claims comprising approximately 105 square kilometers along a belt located approximately 130 kilometers north-northwest of McKenzie, BC.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Subsequent to June 30, 2009, the remaining claims relating to the Carbonate Zinc properties were allowed to lapse.

(viii)      Rapid Property

In April 2008, the Company acquired, by staking, claims known as the Rapid Property, which covers approximately 13 square kilometers and is located 27 kilometers northeast of the Aspira Property (part of the Sitlika Properties) and 36 kilometers northwest of the town of Fort St. James.

(ix)        Other Properties

During the year ended March 31, 2007, the Company sold a 100% interest in three of the Chona claims, which were part of the Witch property, for proceeds of $500, subject to a 2.5% NSR. The purchaser may acquire this royalty from the Company for the sum of $1,000,000 per one-percent of the royalty. This royalty has been recorded at a nominal value of $1.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

At June 30, 2009, the Company had 72,739,473 (March 31, 2009 – 72,739,473) common shares issued and outstanding.

In December 2008, the Company arranged a private placement of 5,000,000 units (the "Units") at a price of $0.10 per Unit. Each Unit consisted of one flow-through common share and one non- flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 for a 24 month period. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

eligible exploration activities by December 31, 2009. Effective December 31, 2008, the Company renounced to the investors the eligible exploration expenses to be incurred with the proceeds from this flow-through share issuance. As of June 30, 2009, approximately $175,000 of the proceeds from this flow-through share issuance remained to be spent.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the three months ended June 30, 2009 was:

	Exercise	March 31			Expired/	June 30
Expiry date	price	2009	Granted	Exercised	Cancelled	2009
July 19, 2011	$0.70	1,713,600	–	–	(29,936)	1,683,664
April 28, 2012	$0.70	–	70,000	–	–	70,000
Total		1,713,600	70,000	–	(29,936)	1,753,664
Weighted average exercise price		$0.70	$0.70	$–	$0.70	$0.70

The continuity of share purchase options for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2008	Granted	Exercised	Cancelled	2009
July 19, 2011	$0.70	–	1,828,200	–	(114,600)	1,713,600
Weighted average exercise price		$–	$0.70	$–	$0.70	$0.70

As at June 30, 2009, 1,027,384 options were vested (March 31, 2009 – 528,360).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended June 30, 2009, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended June 30
	2009	2008
Exploration:
Engineering	$2,076	$–
Environmental, socioeconomic and land	376	–
Geological	6,258	–
Exploration	8,710	–
Operations and administration	24,197	–
Total compensation cost recognized in operations, credited to
contributed surplus	$32,907	$–

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three month ended June 30
	2009	2008
Risk-free interest rate	2.43%	–
Expected life	2.4 years	–
Vesting period	9 to 24 months	–
Expected volatility	84%	–
Expected dividend yield	$nil	–
Weighted average fair value	$0.16	–

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the three months ended June 30, 2009 was:

	Exercise	March 31			Expired/	June 30
Expiry date	Price	2009	Issued	Exercised	Cancelled	2009
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000
Exercise price		$0.10	–	–	–	$0.10

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2009 was:

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2008	Issued	Exercised	Cancelled	2009
January 17, 2009	$0.55	5,700,000	–	–	5,700,000	–
February 9, 2011	$0.10	–	5,000,000	–	–	5,000,000
Total		5,700,000	5,000,000	–	5,700,000	5,000,000
Weighted average
exercise price		$0.55	$0.10	$–	$0.55	$0.10

(e)	Contributed surplus

The components of contributed surplus were:

	June 30	March 31
	2009	2009
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,169,885	1,136,978
Contributed surplus transferred to share capital relating to options
exercised	(405,096)	(405,096)
Total	$1,746,899	$1,713,992

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	June 30	March 31
	2009	2009
Hunter Dickinson Services Inc. (a)	$–	$90,140
Farallon Minera Mexicana (b)	41,193	44,675
	$41,193	$134,815

Balances payable	June 30	March 31
	2009	2009
Hunter Dickinson Services Inc. (a)	$12,156	$–

Transactions	Three month ended June 30
	2009	2008
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$291,175	$865,830

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

(b)

Farallon Minera Mexicana S.A. de C.V. ("FMM") is a subsidiary of Farallon Resources Ltd., a publicly traded company which has a director in common with the Company. During the year ended March 31, 2009, the Company sold some used equipment to FMM at market value, for US$30,800.